1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date November 17, 2006	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT

The 9th meeting of the third session of the Board of the Company was held on 10 November 2006 in the Company’s headquarters. The resolution, which was passed by the Board, is set out in this announcement.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

The notice of the 9th meeting (the “Meeting”) of the third session of the board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) was dispatched on 7 November 2006 by way of written notices or e-mails. The Meeting was held on 10 November 2006 in the Company’s headquarters at 298 South Fushan Road, Zoucheng City, Shandong Province, PRC. Thirteen directors were called upon for the Meeting and thirteen directors present. The quorum and convening of the Meeting together with the resolutions passed comply with the requirements of the laws and regulations including the PRC Corporate Law, and the articles of association of the Company and are legal and valid.

The directors of the Company (the “Directors”) unanimously agreed and passed the resolution set out below:

Approved the resolution regarding the appointment of the securities business representative of Yanzhou Coal Mining Company Limited. In accordance with the Share Listing Rules of Shanghai Stock Exchange, the Company appointed Mr. Huang Xiaolong as the securities business representative of the Company, assisting the secretary of the Board in discharge of his responsibilities.

Mr. Huang Xiaolong’s biography and contact details are as follows:

Mr. Huang Xiaolong, aged 30, is an economist. Mr. Huang joined the Company in 1999. He is responsible for handling security legal affairs as a member of the Board Secretariat since 2000. Mr. Huang graduated from China University of Mining & Technology with a bachelor degree.

Address: 298 South Fushan Road, Zoucheng City, Shandong Province, PRC (Post code: 273500)

Telephone number: 0537-5385343 Fax number: 0537-5383311

E-mail address: huangxiaolong@yanzhoucoal.com.cn

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited.

As at the date of this announcement, the directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi

By order of the Board of

Yanzhou Coal Mining Company Limited

Wang Xin

Chairman of the Board

Zoucheng, Shandong Province, PRC, 10 November 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310